United States securities and exchange commission logo





                             October 3, 2022

       Gary Simanson
       Chief Executive Officer
       Coincheck Group B.V.
       Hoogoorddreef 15, 1101 BA
       Amsterdam, Netherlands

                                                        Re: Coincheck Group
B.V.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted July 29,
2022
                                                            CIK No. 0001913847

       Dear Gary Simanson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted July 29, 2022

       General

   1. Please refer to your response to comment 1. We note your revised disclosure on page 194 that you "only offer
accounts for crypto asset exchange services to customers resident in
                                                        Japan" and that "users
of miime connect to the platform through a personal Ethereum wallet such as MetaMask
and their personal data, including their location, is not available to [you]." It therefore
appears that U.S. persons may be able to transact in crypto assets and other products and
services available on Coincheck. If accurate, please expand your risk disclosure
regarding the possibility of non-Japanese customers transacting in crypto assets and using the
miime platform, including the risk that, should one of the NFTs or
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FirstName
Coincheck LastNameGary Simanson
           Group B.V.
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         crypto assets traded on the platform be determined to be a security, Coincheck could be found to be facilitating transactions in unregistered securities. Alternatively, please clarify whether your processes are designed to prevent offers and sales of crypto assets and other products and services available on Coincheck to U.S. persons, and describe the specific onboarding and KYC processes utilized. In addition, please expand your risk factor disclosure to discuss your procedures for evaluating NFTs for admission to trading on your platform.
2.       We note that you refer to the Coincheck Exchange as a "trading platform" and a
         "cryptocurrency exchange." Please revise your disclosure to explain the difference between these two terms and, to the extent they mean the same thing, please use one term throughout. Please also revise throughout to consistently use the term
   crypto asset    as
         defined in your    Frequently Used Terms,    on page 4, as opposed to
digital assets, and to
         ensure that your use of    crypto assets    and    cryptocurrency
is consistent with the
         distinction made between the two as defined on page 4.

Cover Transactions, page 4

3. Please tell us in detail and revise to clarify the meaning of "internal exchange" in your definition of "Cover transactions".
Summary of the Proxy Statement/Prospectus, page 9

4. We note your response to comment 5. Please expand your discussion on page 10 regarding the regulatory regimes to which you are subject, to include a discussion of the principal laws and regulations governing your business, as well as a discussion of the risks and consequences of any potential non-compliance with existing regulation or any proposed changes in such regulation.
Questions and Answers about the Business Combination, page 28

5. We note your response to comment 12 and your revised table showing sources of dilution.
         Please revise the percentages shown for each scenario such that the sources of dilution reduce the share ownership of each group of shareholder. Currently the shareholders holdings sum to 100% under each scenario, and the sources of dilution represent a percentage in excess of 100%.
Summary Historical Consolidated Financial Information of Thunder Bridge
Key Business and Non-IFRS Financial Measures, page 42

6. We note your disclosure that monthly users declined year over year from 201,875 for the year ended March 31, 2021 to 117,213 for the year ended March 31, 2022. For the same period, trading volume on the marketplace increased from a monthly average of JPY 36.8 billion to JPY 47.4 billion. In your section labeled "Coincheck Management's Discussion and Analysis of Financial Condition and Results of Operations-Key Business Metrics and
 Gary Simanson
Coincheck Group B.V.
October 3, 2022
Page 3
         Trends," please detail the reasons for the countervailing trends of a smaller active user base with increasing monthly trading volume.
Risk Factors
A particular crypto asset's status as a "security" in any relevant jurisdiction..., page 54

7.       We note your revised disclosure in response to comment 15 that the ongoing
         enforcement action   may result in XRP being deemed a security if the
SEC prevails in
         the enforcement action.    Please revise your disclosure to
acknowledge that the SEC
         deems XRP a security. In addition, please further revise this risk factor to emphasize the consequences to Coincheck should the SEC prevail in its action against the promoters of
         XRP.
The loss or destruction of private keys..., page 57

8. We note your revisions in response to comment 17. We also note your disclosure on page
         180 that you do not have insurance for crypto assets in custody and your disclosure on page 71 that you "do not maintain insurance sufficient to compensate [you] for the potentially significant losses that could result from disruptions to [your] services, including as a result of cyberattacks." Under an appropriately captioned heading, please revise to disclose any obligations you have toward your securities or crypto asset account holders in the event of loss or fraud. In addition, please describe the types of losses that your insurance covers, including quantitative disclosure regarding the amount of coverage for your crypto assets and your customers' crypto assets.
We are exposed to credit risks..., page 69

9. We note your revisions in response to comment 19 in which you state that you transact with both Japanese and international counterparties and your largest single credit exposure relates to crypto assets that you have deposited in order to transact with Binance. Please
FirstName LastNameGary Simanson
       revise to disclose the amount of crypto assets that you are required to have deposited in
Comapany
       orderNameCoincheck
             to transact with Group
                              Binance.B.V.
                                         In addition, to the extent there are
other counterparties for
Octoberwhich  youPage
         3, 2022   have3or may have a material credit risk exposure, please
identify them.
FirstName LastName
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Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed
Combined
Balance Sheet, page 124

10. We note your response to comment 24 as provided in Annex A in addition to disclosure on page 120 that you believe the Business Combination is within the scope of IFRS 2 since Coincheck shares are issued for the service of a stock exchange listing. Please tell us how you considered this fact and whether each of the Company Shareholder and Sponsors
         Earn-Outs were an integral part of the Business Combination and therefore represented shares issued in exchange for the service of a stock exchange listing and are in the scope of IFRS 2. If you believe they are in the scope of IFRS 2, please revise your pro forma financial information accordingly. Please see the March 2013 IFRS Interpretations
         Committee agenda decision on    IFRS 3 Business Combination and IFRS 2
Share-based
         Payment-Accounting for reverse acquisitions that do not constitute a
business    for
         guidance.
Cryptocurrency Trading Services, page 188

11. Please describe to us the timing of the settlement of trading transactions relative to the
         acceptance of the customer   s order. For example, are sales settled
immediately or at a later
         point in time after acceptance of the customer order? Clarify whether the timing is included in your terms and conditions.
Marketplace Platform, page 188

12. Please disclose whether there are any limits to the transaction fees you can charge and disclose any rules or regulations that cover transaction fees. Information About Coincheck
Our Services
Cryptocurrency Trading Services, page 189

13. We note your response to comment 36. Please expand your discussion to explain the steps
         Coincheck takes internally to approve a new crypto asset, from initial research to the crypto asset being made available for trading on the platform. In addition, please revise to clarify, if accurate, that such processes are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court.
Information About Coincheck
Account Management and Custody of Customer Crypto Assets, page 190

14. We note your response to comment 2 and reissue our comment in part. Please identify the person(s) that have access to the crypto assets and the person(s) that have the authority to release proceeds from your wallets.
15. We note your disclosure on page 190 that your "policy is to hold 100% of customer cryptocurrencies in secure cold wallets." Please reconcile this with your disclosure on
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October 3, 2022
Page 5
         page 56 that "in January 2018, [your] NEM hot wallet was hacked and [you] lost 526.3
         million NEM, or   46.6 billion, of customer funds," including
explaining whether the
         NEM hacking incident or the formation of the JVCEA in October 2018 led to a change in your custody policies.
16. We note your added disclosure in response to comment 2 that "[c]ryptocurrencies
         [you] hold, including those borrowed from customers, are held in cold wallets, hot wallets or deposited with counterparties, depending on market conditions." Please revise your disclosure to explain how market conditions impact how you hold crypto assets and disclose the portion of crypto assets that you hold, including those borrowed from customers that are currently held in cold wallets or hot wallets or that are deposited with counterparties.
17. We note your disclosure under this heading that "[r]egarding NFTs, there are no clear legal regulations in Japan as of March 2022, but according to our voluntary rules, the quantity deposited is managed for each customer." Please revise to explain what you mean by "managed for each customer."
Coincheck IEO, page 191

18. We note your response to comment 39 that you act as a principal related to your performance obligations to IEO issuers to sell tokens to users and that you act as an agent when you deliver the tokens to the users. Please tell us each specified service provided to the issuers and the users. Also tell us how you determined the transaction price for each specified service. Specifically tell us how you considered whether the transaction price
         related to selling the issuer   s token should be the fair value of
all tokens sold.
19. We note your revisions in response to comment 39. Please revise your disclosure to clarify whether there is a minimum offering size or other metrics required in order to be eligible for conducting an IEO on Coincheck.
Large-lot OTC Trading Service, page 191

20. Please disclose the five crypto assets available for trading through your large-lot trading service.
NFT Marketplaces - Coincheck NFT and miime, page 192

21. We note your disclosure under this heading that "sales commissions are paid in a cryptocurrency selected by the customer from 16 different types that are available on the platform." Please revise to specify which crypto assets you are referring to given your disclosure throughout that you support 17 types of cryptocurrencies across your
FirstName LastNameGary Simanson
       platforms. In addition, we note your disclosure that on Miime "transactions can only be
Comapany    NameCoincheck
       settled                Group(ETH)"
               in a cryptocurrency B.V. and "the commission fee Coincheck receives is in
Octobercryptocurrencies."
         3, 2022 Page 5 Please confirm if transactions on Miime can only be settled in ETH.
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Data Collection Practices, page 194

22. We note your revised disclosure in response to comment 3. Please further revise your disclosure to describe the data that you or your third-party services providers collect on users of the Coincheck app or Coincheck trading platform.
Our Customers, page 194

23. Please revise to disclose how you ensure in the crypto asset ecosystem that you are not engaging with, or paying, any sanctioned persons or entities or doing business in sanctioned countries. For example purposes only, we note your disclosure that users of miime connect to the platform through a personal Ethereum wallet such as MetaMask and their personal data, including their location, is not available to you.
Regulatory Environment
Overview of Regulatory Framework in Japan, page 196

24. We note your response to comment 45 and your disclosure on page 196. Please elaborate on your disclosure that "should there be any subsequent change to the functions or uses of the relevant digital asset, its legal status may change. If a particular digital asset that had initially qualified as a crypto asset subsequently qualifies as an ERTR due to any change in its characteristics, etc., the [exchange] will not be able to continue to handle that digital asset."
         In particular, please revise your disclosure to explain:
             what party would have the ability to change the determination regarding a crypto asset's legal status (particularly in light of the initial self-certification of crypto asset status that takes place between an exchange and the JVCEA);
             how such a change in status would be determined;
             how exchanges would either be notified or prevented from transacting in the given asset;
             whether an exchange or other market participant would have the ability to appeal such change in legal status; and
             whether there is a history of such a change occurring.
         Please also revise your risk factor disclosure as appropriate.
Key Business Metrics and Trends, page 204

25. Please refer to your response to comment 46. If the amount of safeguard liabilities correspond directly to the amount of crypto assets held in custody by the Company, please provide those figures in the narrative of the Summary section and under this heading and
         clarify their practical meaning     i.e., that the figures represent
crypto assets under custody.
Verified Users, page 204

26. We note your response to comment 47. Please revise to clarify if a user (or customer)
         may have multiple funded accounts that are counted in the "verified users" metric. Please
 Gary Simanson
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October 3, 2022
Page 7
         also clarify whether inactive or abandoned accounts are included in this metric.
Trading Volume (by Currency), page 207

27. Please refer to your response to comment 34. Please further revise your disclosure to quantify the amount of trading for each crypto asset that is traded on your platform for the periods covered by your registration statement.
Coincheck Management's Discussion and Analysis of Financial Condition and Results of
Operations
Factors Affecting Our Results of Operations
Offering additional products and services, page 209

28. We note your response to comment 50 and reissue the comment in part. Please disclose your per customer acquisition costs and your average customer payback period, or confirm that the Company does not use such metrics.
Crypto Asset Borrowings, page 219

29. We note your response to comment 55. Please tell us how you considered if your crypto asset borrowings were in the scope of IFRS 9 related to an embedded derivatives assessment (e.g. a non-financial host that contains an embedded derivative). Also tell us how your crypto asset borrowing accounting policies (e.g. recognition, measurement, etc.)
         would change and how your disclosure would change if you believed crypto asset borrowings contained an embedded derivative based on the guidance in IFRS 9.
(4) Crypto Assets, page F-51

30. We note your response to comment 59. Please revise to disclose that you use mid-market pricing to measure fair value as applicable.
31. Please revise to disclose how you determine the cost basis of crypto assets sold (e.g.
       First-in,
FirstName        First-out) for
           LastNameGary         crypto assets not measured at fair value.
                             Simanson
Comapany
32.        NameCoincheck
      We note              Group
               your response      B.V. 57. Please revise to disclose that you
use the cost
                             to comment
Octobermodel to subsequently
        3, 2022 Page 7       measure crypto assets held (non-current assets) as
applicable.
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33.      We note your disclosure on page F-68 that,    no impairment losses are
recognized for the
         years ended March 31, 2021 and March 31, 2022 as the recoverable amount of crypto assets held (non-current assets) exceeds the carrying amounts as of March 31, 2021 and
         March 31, 2022, respectively.    Please tell us in detail about the
frequency and timing
         (e.g. continually, quarter end, etc.) and the unit of account used in your impairment testing. Please tell us how you considered the guidance in IAS 36 and 38 and any other relevant guidance in making your determinations. Please revise to disclose your accounting policies.
34. Please revise to disclose how you determine net realizable value for NFTs held for sale.
(b) Crypto Asset Borrowings, page F-52

35. We note your response to comment 60. Please revise to clarify in which line item in the
         Consolidated Statements of Profit or Loss you present usage fees. Also, please revise to clarify where usage fees are presented in the Consolidated Statements of Cash Flows.
Note 17. Intangible Assets, page F-70

36. Please revise your filing to disclose a roll forward of your crypto assets recognized as intangible assets pursuant to IAS 38.118(e).
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance